Filed Pursuant to Rule 424(b)(2)

Registration No. 333-216286

Pricing Supplement dated January 9, 2019 (To Equity Index Underlying Supplement dated November 6, 2018, Prospectus Supplement dated November 6, 2018, and Prospectus dated March 28, 2017)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$2,836,000 Buffered Return Enhanced Notes Linked to the S&P 500® Index due January 16, 2024

•                  If the Final Level of the S&P 500® Index (the “Index”) is greater than its Initial Level, the Buffered Return Enhanced Notes (the “notes”) provide a 1.27-to-1 upside exposure to any increases in the Index. If the Final Level of the Index is equal to its Initial Level or decreases by up to 20%from its Initial Level, the payment at maturity will equal the principal amount of the notes. If the Final Level of the Index decreases by more than 20% from its Initial Level, investors will be subject to 1-to-1 downside exposure to any decrease in the level of the Index beyond a 20% decline, with up to 80% of the principal amount at risk.

•                  The notes do not pay interest.

•                  The notes will not be listed on any securities exchange.

•                  The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable notes (as defined on page S-2 of the prospectus supplement).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-7 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Agent’s Discount(2)	Proceeds to Issuer
Per Note	$1,000.00	$4.50	$995.50
Total	$2,836,000.00	$12,762.00	$2,823,238.00

(1) Our estimated value of the notes on the Trade Date, based on our internal pricing models, is $964.50 per note. The estimated value is less than the principal amount of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

(2) The agent, BNP Paribas Securities Corp. (“BNP Paribas” or the “agent”), will receive a commission of $4.50 per note. The agent may pay selected broker-dealers additional marketing, referral or other fees of up to $7.50 in connection with the distribution of the notes. In no case will the sum of the commissions and fees exceed $12.00 per note. See “Use of Proceeds and Hedging” on page S-8 of the underlying supplement and “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement for information regarding how we may hedge our obligations under the notes.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on January 14, 2019 against payment in immediately available funds.

BNP Paribas Securities Corp.

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated March 28, 2017 (the “prospectus”), the prospectus supplement dated November 6, 2018 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated November 6, 2018 (the “underlying supplement”).  Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain capitalized terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We have not, and BNP Paribas has not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We are not, and BNP Paribas is not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or BNP Paribas, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

•                  Underlying supplement dated November 6, 2018:

https://www.sec.gov/Archives/edgar/data/1045520/000110465918066561/a18-39408_13424b2.htm

•                  Prospectus supplement dated November 6, 2018 and prospectus dated March 28, 2017:

https://www.sec.gov/Archives/edgar/data/1045520/000110465918066166/a18-37094_1424b2.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce

Reference Asset:	The S&P 500® Index (Bloomberg ticker “SPX <Index>“) (the “Index”)

Principal Amount:	$1,000 per note

Aggregate Principal Amount:	$2,836,000

Term:	Approximately 5 years

Trade Date:	January 9, 2019

Original Issue Date:	January 14, 2019

Final Valuation Date:	January 9, 2024. The Final Valuation Date may be delayed by the occurrence of a Market Disruption Event (as defined below). See “Certain Terms of the Notes—Market Disruption Events.”

Maturity Date:

January 16, 2024. The Maturity Date may be postponed upon the occurrence of a Market Disruption Event as described below under “Certain Terms of the Notes—Market Disruption Events.” No interest will accrue as a result of delayed payment.

Payment at Maturity:

For each $1,000 in principal amount of the notes, the Payment at Maturity will be a cash amount equal to:

•                  If the Final Level is greater than the Initial Level:

$1,000 + ($1,000 x Percentage Change x Upside Participation Rate); and

•                  If the Final Level is equal to or less than the Initial Level but greater than or equal to the Buffer Level:

$1,000

•                  If the Final Level is less than the Buffer Level:

$1,000 + [$1,000 x (Percentage Change + Buffer Amount)]

If the Final Level is less than the Buffer Level, you will lose 1% of the principal amount for each 1% decrease in the level of the Index by more than 20%. Accordingly, you may lose up to 80% of the principal amount.

Upside Participation Rate:	127%

Buffer Amount:	20%

Buffer Level:	2,067.97, which is 80% of the Initial Level (rounded to two decimal places).

Percentage Change:	Expressed as a percentage: Final Level – Initial Level Initial Level

Initial Level:	2,584.96, which was the Closing Level of the Index on the Trade Date.

Final Level:	The Closing Level of the Index on the Final Valuation Date.

Trading Day:	A “Trading Day” means a day on which the principal trading market for futures and options on the Reference Asset is open for trading.

Calculation Agent:	Canadian Imperial Bank of Commerce.

CUSIP/ISIN:	CUSIP: 13605WNU1 / ISIN: US13605WNU17

Fees and Expenses:

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level of the Index relative to the Initial Level. We cannot predict the Closing Level of the Index at any time during the term of the notes, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Index or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Index from -100% to +100%. The following results are based solely on the assumptions outlined below.  The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described here assume that the notes are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000

Upside Participation Rate:	127%

Buffer Amount:	20%

Hypothetical Initial Level:	1,000

Hypothetical Buffer Level:	800 (80% of the Initial Level)

Hypothetical Final Level of the Index	Hypothetical Percentage Change of the Index	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
2,000.00	100.00%	$ 2,270.00	127.00%
1,750.00	75.00%	$ 1,952.50	95.25%
1,500.00	50.00%	$ 1,635.00	63.50%
1,250.00	25.00%	$ 1,317.50	31.75%
1,100.00	10.00%	$ 1,127.00	12.70%
1,050.00	5.00%	$ 1,063.50	6.35%
1,020.00	2.00%	$ 1,025.40	2.54%
1,000.00(1)	0.00%	$ 1,000.00	0.00%
950.00	-5.00%	$ 1,000.00	0.00%
900.00	-10.00%	$ 1,000.00	0.00%
800.00(2)	-20.00%	$ 1,000.00	0.00%
700.00	-30.00%	$ 900.00	-10.00%
600.00	-40.00%	$ 800.00	-20.00%
500.00	-50.00%	$ 700.00	-30.00%
250.00	-75.00%	$ 450.00	-55.00%
100.00	-90.00%	$ 300.00	-70.00%
0.00	-100.00%	$ 200.00	-80.00%

(1)           The hypothetical Initial Level of 1,000 used in these examples has been chosen for illustrative purposes only. The actual Initial Level is set forth on page PS-3 of this pricing supplement.

(2)           This is the hypothetical Buffer Level.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The Percentage Change of the Index Is 50.00%.

Because the Final Level is greater than the Initial Level (the Percentage Change is positive), the Payment at Maturity would be $1,635.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change × Upside Participation Rate)

= $1,000 + ($1,000 × 50.00% × 127%)

= $1,635.00

Example 1 shows that the notes provide leveraged participation in any positive performance of the Index over the term of the notes.

Example 2: The Percentage Change of the Index Is -5.00%.

Because the Final Level is less than the Initial Level but greater than the Buffer Level, the Payment at Maturity would be $1,000.00 per $1,000 principal amount.

Example 2 shows that the Payment at Maturity will equal the principal amount if the Final Level is at or above the Buffer Level, although the level of the Index has decreased.

Example 3: The Percentage Change of the Index Is -75.00%.

Because the Final Level is less than the Buffer Level, the Payment at Maturity would be $450.00 per $1,000 principal amount, calculated as follows:

$1,000 + [$1,000 × (Percentage Change + Buffer Amount)]

= $1,000 + [$1,000 × (-75.00% + 20.00%)]

= $450.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the level of the Index by more than 20%.  You may lose up to 80% of the principal amount.

INVESTOR SUITABILITY

The notes may be suitable for you if:

•      You believe that the level of the Index will increase from the Initial Level to the Final Level.

•      You are willing to make an investment that is exposed to the negative performance of the Index on a 1-to-1 basis for each percentage point that the Final Level is less than the Buffer Level.

•      You do not seek current income over the term of the notes.

•      You are willing to forgo dividends or other distributions paid on the securities included in the Index.

•      You are willing to hold the notes to maturity and you do not seek an investment for which there will be an active secondary market.

•      You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be suitable for you if:

•      You believe that the level of the Index will decrease from the Initial Level to the Final Level or that it will not increase sufficiently to provide you with your desired return.

•      You are unwilling to make an investment that is exposed to the negative performance of the Index on a 1-to-1 basis for each percentage point that the Final Level is less than the Buffer Level.

•      You seek full payment of the principal amount of the notes at maturity.

•      You seek current income over the term of the notes.

•      You want to receive dividends or other distributions paid on the securities included in the Index.

•      You are unable or unwilling to hold the notes to maturity or you seek an investment for which there will be an active secondary market.

•      You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

You may lose some or a substantial portion of the principal amount of your notes.

The notes do not guarantee full return of principal. The repayment of any principal on the notes at maturity depends on the Final Level of the Index. The Bank will only repay you the full principal amount of your notes if the Final Level is equal to or greater than the Buffer Level. If the Final Level is less than the Buffer Level, you will be exposed on a 1-to-1 basis to any decrease in the level of the Index by more than 20%.  You may lose up to 80% of your principal amount.

The payment on the notes is not linked to the level of the Index at any time other than the Final Valuation Date.

The payment on the notes will be based on the Closing Level of the Index on the Final Valuation Date. Therefore, if the Closing Level of the Index declined substantially as of the Final Valuation Date compared to the Initial Level, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Level of the Index on a date other than the Final Valuation Date. Although the actual level of the Index at other times during the term of the notes may be higher than its Closing Level on the Final Valuation Date, the payment on the notes will not benefit from the Closing Level of the Index at any time other than the Final Valuation Date.

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of the Notes We May Offer—Events of Default” in the accompanying prospectus supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the level of the Index, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt.

The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

Certain business, trading and hedging activities of us, the agent, and our or their affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our or their affiliates may engage in trading and other business activities related to the Index or any securities included in the Index that are not for your account or on your behalf. We, the agent, and our or their affiliates also may issue or underwrite other financial instruments with returns based upon the Index. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our or their affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the level of the Index or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we and our affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our or their affiliates, and/or another unaffiliated counterparty. Any of these hedging activities may adversely affect the level of the Index and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our or their affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, or one or more of our or their affiliates will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, and our or their affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, and our or their affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event has occurred and determine the Final Level if the Final Valuation Date is postponed to the last possible day. See “Certain Terms of the Notes—Market Disruption Events” below. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. Neither we nor any of our affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

The notes will not be listed on any securities exchange or any inter-dealer quotation system, and there may be no secondary market for the notes.

The notes are most suitable for purchasing and holding to maturity. The notes will be new securities for which there is no trading market. The notes will not be listed on any securities exchange or any inter-dealer quotation system. We cannot assure you as to whether there will be a trading or secondary market for the notes or, if there were to be such a trading or secondary market, that it would be liquid.

Under ordinary market conditions, BNP Paribas or any of its affiliates may (but are not obligated to) make a secondary market for the notes. However, it may cease doing so at any time. Because we do not expect other broker-dealers to participate in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BNP Paribas or any of its affiliates are willing to transact. If none of BNP Paribas or any of its affiliates makes a market for the notes, there will not be a secondary market for the notes. Accordingly, we cannot assure you as to the development or liquidity of any secondary market for the notes. If a secondary market in the notes is not developed or maintained, you may not be able to sell your notes easily or at prices that will provide you with a yield comparable to that of similar securities that have a liquid secondary market.

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “Summary of U.S. Federal Income Tax Consequences” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Certain U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences – Canadian Taxation” in the prospectus.

CERTAIN TERMS OF THE NOTES

Information included in this pricing supplement supersedes information in the Underlying Supplement, Prospectus Supplement and Prospectus to the extent that it is different from that information.

Payment at Maturity

In the event that the stated Maturity Date is not a Business Day, then the relevant payment at maturity will be made on the next Business Day. However, if the following Business Day is in the next calendar month, then relevant payment at maturity will be the day preceding the stated Maturity Date instead (“Modified Following Business Day Convention”).

Market Disruption Events

If a Market Disruption Event in respect of the Reference Asset occurs or is continuing on the Final Valuation Date, the Closing Level of the Reference Asset for the Final Valuation Date will equal the Closing Level of the Reference Asset on the first Trading Day following the Final Valuation Date on which the Calculation Agent determines that a Market Disruption Event in respect of the Reference Asset is not continuing. If a Market Disruption Event in respect of the Reference Asset occurs or is continuing on each Trading Day to and including the seventh Trading Day following the Final Valuation Date, the Closing Level of the Reference Asset will be determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) by the Calculation Agent on that seventh Trading Day, regardless of the occurrence or continuation of a Market Disruption Event in respect of the Reference Asset on that day. In such an event, the Calculation Agent will make a good faith estimate in its sole discretion of the Closing Level of the Reference Asset that would have prevailed in the absence of the Market Disruption Event in respect of the Reference Asset. No interest will accrue as a result of delayed payment.

A “Market Disruption Event” in respect of the Reference Asset means any event, circumstance or cause which the Bank determines, and the Calculation Agent confirms, has or will have a material adverse effect on the ability of the Bank to perform its obligations under the notes or to hedge its position in respect of its obligations to make payment of amounts owing thereunder and more specifically includes the following events to the extent that they have such effect with respect to the Reference Asset:

•      a suspension, absence or limitation of trading in futures or options contracts relating to the Reference Asset in the primary market for those contracts, as determined by the Calculation Agent;

•      any event that disrupts or impairs, as determined by the Calculation Agent, the ability of market participants to effect transactions in, or obtain market values for, futures or options contracts relating to the Reference Asset in its primary market;

•      the closure on any day of the primary market for futures or options contracts relating to the Reference Asset on a scheduled Trading Day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled Trading Day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled Trading Day for such primary market;

•      any scheduled Trading Day on which the exchanges or quotation systems, if any, on which futures or options contracts on the Reference Asset are traded, fails to open for trading during its regular trading session; or

•      any other event, if the Calculation Agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” on page S-8 of the underlying supplement.

Adjustments to the Reference Asset

If at any time a sponsor or publisher of the Reference Asset (the “Index Sponsor”) makes a material change in the formula for or the method of calculating the Reference Asset, or in any other way materially modifies the Reference Asset (other than a modification prescribed in that formula or method to maintain the Reference Asset in the event of changes in constituent stock and capitalization and other routine events), then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the Closing Level is to be calculated, calculate a substitute Closing Level in accordance with the formula for and method of calculating the Reference Asset last in effect prior to the change, but using only those securities that comprised the Reference Asset immediately prior to that change. Accordingly, if the method of calculating the Reference Asset is modified so that the level of the Reference Asset is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Reference Asset in order to arrive at a level of the Reference Asset as if it had not been modified.

Discontinuance of the Reference Asset

If the Index Sponsor discontinues publication of the Reference Asset, and such Index Sponsor or another entity publishes a successor or substitute equity index that the Calculation Agent determines, in its sole discretion, to be comparable to the Reference Asset (a “Successor Equity Index”), then, upon the Calculation Agent’s notification of that determination to the trustee and the Bank, the Calculation Agent will substitute the Successor Equity Index as calculated by the relevant Index Sponsor or any other entity and calculate the Final Level as described above. Upon any selection by the Calculation Agent of a Successor Equity Index, the Bank will cause notice to be given to holders of the notes.

In the event that the Index Sponsor discontinues publication of the Reference Asset prior to, and the discontinuance is continuing on, the Final Valuation Date and the Calculation Agent determines that no Successor Equity Index is available at such time, the Calculation Agent will calculate a substitute Closing Level in accordance with the formula for and method of calculating the Reference Asset last in effect prior to the discontinuance, but using only those securities that comprised the Reference Asset immediately prior to that discontinuance. If a Successor Equity Index is selected or the Calculation Agent calculates a level as a substitute for the Reference Asset, the Successor Equity Index or level will be used as a substitute for the Reference Asset for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If on the Final Valuation Date the Index Sponsor fails to calculate and announce the level of the Reference Asset, the Calculation Agent will calculate a substitute Closing Level in accordance with the formula for and method of calculating the Reference Asset last in effect prior to the failure, but using only those securities that comprised the Reference Asset immediately prior to that failure; provided that, if a Market Disruption Event occurs or is continuing on such day, then the provisions set forth above under “—Market Disruption Events” shall apply in lieu of the foregoing.

Notwithstanding these alternative arrangements, discontinuance of the publication of, or the failure by the Index Sponsor to calculate and announce the level of the Reference Asset may adversely affect the value of the notes.

Calculation Agent

The Bank or one of its affiliates will act as Calculation Agent for the notes and may appoint agents to assist it in the performance of its duties. See “Additional Risk Factors—There are potential conflicts of interest between you and the Calculation Agent.” We may appoint a different calculation agent without your consent and without notifying you.

The Calculation Agent will determine the Payment at Maturity you receive on the Maturity Date. In addition, the Calculation Agent will, among other things:

•   determine whether a Market Disruption Event has occurred;

•   determine if adjustments are required to the Closing Level under various circumstances; and

•   if publication of the Reference Asset is discontinued, select a Successor Equity Index or, if no Successor Equity Index is available, determine the Closing Level.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. All percentages and other amounts resulting from any calculation with respect to the notes will be rounded at the Calculation Agent’s discretion. The Calculation Agent will have no liability for its determinations.

Appointment of Independent Calculation Experts

If a calculation or valuation described above under “— Market Disruption Events” or “—Discontinuance of the Reference Asset” contemplated to be made by the Calculation Agent involves the application of material discretion and is not based on information or calculation methodologies compiled or utilized by, or derived from, independent third party sources, the Bank will appoint one or more calculation experts to confirm such calculation or valuation. Such calculation experts will be independent from the Bank and active participants in the financial markets in the relevant jurisdiction in which futures or options contracts on the Reference Asset are traded. Calculation experts will not assume any obligation or duty to, or any relationship of agency or trust for or with, the holders of the notes or the Bank. Holders of the notes will be entitled to rely on any valuation or calculations made by such calculation experts and such valuations or calculations will (except in the case of manifest error) be final and binding on the Bank, the Calculation Agent and the holders of the notes. Calculation experts will not be responsible for good faith errors or omissions in the making of any such valuations or calculations. Calculation experts may, with the consent of the Bank, delegate any of their obligations and functions to a third party as they deem appropriate, but acting honestly and reasonably at all times. The valuations and calculations of calculation experts will be made available to the holders of the notes upon request.

INFORMATION REGARDING THE REFERENCE ASSET

The S&P 500® Index (Bloomberg ticker: “SPX <Index>”) is calculated, maintained and published by S&P Dow Jones Indices LLC (the “Index sponsor”). The Index consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. The top 5 industry groups by market capitalization as of December 31, 2018 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary. See “Index Descriptions—The S&P 500® Index” beginning on page S-44 of the accompanying underlying supplement for additional information about the Index.

In addition, information about the Index may be obtained from other sources including, but not limited to, the Index sponsor’s website (including information regarding the Index’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the Index is accurate or complete.

Historical Performance of the Index

The following graphs set forth daily Closing Levels of the Index for the period from January 1, 2013 to January 9, 2019. We obtained the Closing Levels below from Bloomberg Professional® Service without independent verification. The historical performance of the Index should not be taken as an indication of its future performance, and no assurances can be given as to the level of the Index at any time during the term of the notes, including the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in any positive return on your investment.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a brief summary of the material U.S. federal income consequences relating to an investment in the notes.  The following summary is not complete and is both qualified and supplemented by, or in some cases supplements, the discussion entitled “Certain U.S. Federal Income Tax Consequences” beginning on page S-59 of the underlying supplement, which you should carefully review prior to investing in the notes.

The U.S. federal income tax consequences of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid cash-settled derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If your notes are so treated, you should generally recognize capital gain or loss upon the sale, exchange, redemption or payment on maturity in an amount equal to the difference between the amount you receive at such time and the amount that you paid for your notes. Such gain or loss should generally be long-term capital gain or loss if you have held your notes for more than one year.

The characterization described above is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. For a more detailed discussion of certain alternative characterizations with respect to your notes and certain other considerations with respect to your investment in the notes, you should consider the discussion set forth in “Certain U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

Regarding the discussion in the underlying supplement with respect to a dividend equivalent payment made with respect to a U.S. stock or equity-linked debt instrument under the section entitled Tax Consequences to Non-U.S. Holders, the IRS has issued a Notice that excludes financial products issued prior to 2021 that are not “delta-one” with respect to underlying securities that could pay withholdable dividend equivalent payments.  Even if the notes should be treated as equity-linked instruments, since the notes should be considered to reference an index that should be treated as a qualified index, the notes should be exempt from the withholding tax rules specified for dividend equivalents.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the notes; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the notes, and (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act (a “Non-Resident Holder”). A “specified shareholder” for these purposes generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

The Notes are being purchased by BNP Paribas as principal, pursuant to a distribution agreement between BNP Paribas and us, at the price to public less the underwriting discount set forth on the cover hereof. We have agreed to pay certain of BNP Paribas expenses in connection with the offering of the Notes.

From time to time, BNP Paribas and its affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, BNP Paribas or one of its affiliates may be our swap counterparty for a hedge relating to our obligations under the Notes.

BNP Paribas will offer the Notes to certain Notes dealers, including Notes dealers acting as custodians, at the principal amount of the Notes less a concession not in excess of $12.00 per security.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two Business Days following the Trade Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two Business Days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes.  In addition, BNP Paribas may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BNP Paribas or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BNP Paribas in a market-making transaction.

While BNP Paribas may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which BNP Paribas or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to the Bank and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated February 27, 2017, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by the Prospectus Supplement and the Prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated February 27, 2017, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on February 27, 2017.